Exhibit 99.1
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)
RIGHTS OFFERING TO RAISE NET PROCEEDS OF APPROXIMATELY US$300 MILLION
Introduction
Chartered Semiconductor Manufacturing Ltd. (“Chartered”) today announces a rights offering (“Rights Offering”) of new ordinary shares (“Shares”), directly or in the form of American Depositary Shares (“ADSs”), to raise net proceeds of approximately US$300 million.
Pursuant to the Rights Offering:
(1)	27 new Shares (“Rights Shares”) will be offered for every 10 Shares held as at 5.00 p.m. (Singapore time) on March 18, 2009 (“Books Closure Date”) at S$0.07 per Rights Share (“Rights Share Price”); and

(2)	27 new ADSs (“Rights ADSs”) will be offered for every 10 ADSs held as at 5.00 p.m. (New York City time) on March 18, 2009 (“ADS Record Date”) at an indicative price of US$0.45 per Rights ADS.
The Rights Share Price represents a discount of approximately 65.9% to the last traded price of S$0.205 per Share on the Singapore Exchange Securities Trading Limited (“SGX-ST”) on March 9, 2009, and a discount of approximately 34.3% to the theoretical ex-rights price1 of S$0.1065 per Share. The indicative Rights ADS Price represents a discount of approximately 71.0% to the closing price of US$1.55 per ADS on Nasdaq on March 6, 2009, and a discount of approximately 39.8% to the theoretical ex-rights price of US$0.7473 per ADS.
The Rights Offering is fully underwritten, on a several basis, by Citigroup Global Markets Singapore Pte. Ltd., Deutsche Bank AG, Singapore Branch and Morgan Stanley Asia (Singapore) Pte. (collectively, “Underwriters”). Chartered’s major shareholder, Singapore Technologies Semiconductors Pte Ltd (“STS”), which holds approximately 59.36% of the issued ordinary share capital of Chartered and is a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), is supportive of the Rights Offering and has:
(1)	undertaken to Chartered and the Underwriters to subscribe in full for its pro rata entitlement of 4,077,877,184 Rights Shares (“STS Pro Rata Shares”), representing approximately 59.36% of the total number of Rights Shares being offered for subscription (directly or in the form of Rights ADSs) under the Rights Offering; and

(2)	committed to the Underwriters to act as a standby purchaser and purchase up to 6,182,933,575 Rights Shares, representing approximately 90% of the total number of Rights Shares being offered for subscription (directly or in the form of Rights ADSs) under the Rights Offering to the extent that such Rights Shares are not successfully subscribed for under the Rights Offering (the number of Rights Shares subject to such standby purchase commitment, the “STS Committed Rights Shares”), such number to be reduced by the number of STS Pro Rata Shares and any other excess Rights Shares which STS acquires.
The directors, including the chief executive officer, of Chartered who are eligible to participate in the Rights Offering also intend to take up their entitlements under the Rights Offering in part or in full.
Rationale of Rights Offering and Use of Proceeds
The crisis in the financial markets and deteriorating economic conditions globally have adversely impacted many industries including the semiconductor and foundry industries. The depth and duration of the downturn and the availability of credit on reasonable terms are uncertain. Hence, Chartered believes that a pro-active and prudent approach to managing its capital resources is critical to its business. The Rights Offering will strengthen Chartered’s capital position, and provide Chartered with additional liquidity to manage its maturing indebtedness, fund planned and future capital expenditures, and for general corporate purposes. The Rights Offering will also improve Chartered’s debt to equity leverage ratios and further support Chartered in executing its technology roadmap as well as long-term strategy of planned growth. Chartered also believes the strengthened capital position will preserve the confidence and commitment of its customer base towards Chartered.
As of December 31, 2008, Chartered’s cash balance was US$594.1 million. In addition to its cash on hand, Chartered has unutilized credit facilities of approximately U$1,007.9 million of which US$750 million are credit facilities available for equipment purchase in Fab 7. On the same date, Chartered had obligations totalling US$2,106.4 million, consisting of US$1,840.5 million in debt and US$265.9 million in the form of convertible redeemable preference shares (“CRPS”), which Chartered currently believes are unlikely to be converted into Shares. Shareholder’s equity as of December 31, 2008 was US$1,443.4 million. Accordingly, Chartered’s debt to equity ratio and net debt to equity ratio as of December 31, 2008 were 1.46 and 1.05, respectively. While Chartered believes that its cash on hand, existing working capital, planned use of existing credit facilities, credit terms with its vendors, and projected cash flows from operations will be sufficient to meet its capital and research and development expenditures, debt service obligations, investment and current liquidity needs for at least the next twelve months, Chartered has decided to take pro-active steps to manage its capital resources. After giving effect to the estimated net proceeds of the Rights Offering amounting to approximately US$300 million, Chartered’s adjusted debt to equity and adjusted net debt to equity ratio will be 1.21 and 0.70, respectively2.
In view of the above and after assessing a number of options, Chartered determined that a rights offering represents the most appropriate funding option at this point and is in the interest of all holders of Shares and ADSs. The Rights Offering provides all holders of Shares and ADSs with the opportunity to subscribe on a pre-emptive basis for new Shares and ADSs at a discount of approximately 65.9% to the last traded price of Chartered’s Shares on the SGX-ST of S$0.205 per Share on March 9, 2009 and of approximately 71.0% to the closing price of Chartered’s ADSs on Nasdaq of US$1.55 per ADS on March 6, 2009.

Mid-Quarter Update on Guidance for Q1 Outlook
Chartered has today issued a mid-quarter update on its previously announced guidance on the outlook for the three months ending March 31, 2009, details of which are contained in a separate announcement.
Principal Terms of Rights Offering
Based on the 2,544,417,109 Shares in issue as of the date hereof, 6,869,926,194 Rights Shares3 (directly or in the form of Rights ADSs) will be offered pursuant to the Rights Offering. These 6,869,926,194 Rights Shares constitute the Rights Shares which are underwritten by the Underwriters (“Underwritten Rights Shares”).
As of the date hereof, Chartered has outstanding employee share options (“Employee Share Options”)4, CRPS and an equity call option with Goldman Sachs International (“GS Call Option”). As the exercise, conversion and strike prices of the vested Employee Share Options, CRPS and GS Call Option are significantly higher than the last traded price on the SGX-ST today of S$0.205 per Share, Chartered does not expect to issue any new Shares pursuant to the exercise or conversion of such Employee Share Options, CRPS or GS Call Option. If, however, any new Shares are issued pursuant to any such exercise or conversion on or prior to the Books Closure Date, Rights Shares will be offered based on such new Shares but such Rights Shares will not comprise part of the Underwritten Rights Shares and will not be underwritten by the Underwriters or be subject to the standby purchase commitment of STS.
The definitive Rights ADS price (“Rights ADS Price”) will be the US dollar equivalent of the Rights Share Price multiplied by 10 (each ADS representing 10 Shares), based on an exchange rate to be determined on April 6, 2009, being the last day of the Rights Shares subscription period. Based on the prevailing US dollar to Singapore dollar exchange rate of US$:S$1.545 on March 6, 2009, as reported by Bloomberg L.P., the indicative Rights ADS Price is US$0.45.
Entitlements to subscribe for the Rights Shares (“Share Rights”) and Rights ADSs (“ADS Rights”) will be renounceable and transferable, and are expected to be traded on the SGX-ST and Nasdaq, respectively from March 23, 2009 to March 31, 2009.
Holders of Shares and holders of ADS Rights who are entitled to participate in the Rights Offering will also be entitled to apply for Rights Shares and Rights ADSs in excess of their pro rata entitlements. Allocation of Rights Shares and Rights ADSs to excess applications will be made in the discretion of Chartered primarily based on each applicant’s relative shareholding as at the Books Closure Date and the ADS Record Date, respectively, provided that no applicant shall be allocated more excess Rights Shares or excess Rights ADSs than the number applied for. Priority will be given to the rounding of odd lots but otherwise, no distinction will be made between directors, substantial shareholders, other shareholders of Chartered and other applicants for excess rights shares.
The Rights Shares and Rights ADSs will, when issued and fully paid, rank pari passu in all respects with the then existing Shares and ADSs, respectively, except that they will not qualify for any dividends or other distributions the record date for which falls before their respective dates of issuance.

The Rights Shares will be issued under the share issue mandate approved by shareholders of Chartered at its last annual general meeting held on April 30, 2008.
Underwriting
The Rights Offering is fully underwritten by the Underwriters, severally, pursuant to the underwriting agreement dated March 9, 2009 made between Chartered and the Underwriters (“Underwriting Agreement”).
In consideration of the Underwriters’ agreement to underwrite the Rights Offering, Chartered will pay the Underwriters, in proportion to their respective underwriting commitments, an aggregate commission (“Underwriting Commission”) of US$6.1 million, which represents:
(1)	1.75% of the Rights Share Price multiplied by the number of STS Pro Rata Shares; and

(2)	2.25% of the Rights Share Price multiplied by the number of Underwritten Rights Shares less the number of STS Pro Rata Shares.
Under the Underwriting Agreement, Chartered also agreed to pay the Underwriters a transaction management fee of approximately US$2.3 million.
The Underwriting Commission and the transaction management fee are payable to the Underwriters regardless of whether any Rights Shares remain to be purchased by the Underwriters at the end of the Rights Offering.
In addition, Chartered may, at its sole option, elect to pay the Underwriters an additional transaction management fee in connection with the Rights Offering.
The Underwriters may enter into separate agreements with third parties (in addition to STS) pursuant to which such third parties will act as standby purchasers for a portion of the Underwritten Rights Shares.
STS’ Pro Rata Subscription and Standby Purchase Commitment
As of the date of this announcement, STS, a wholly-owned subsidiary of Temasek, holds 1,510,324,883 Shares, representing approximately 59.36% of the issued ordinary share capital of Chartered.
In support of the Rights Offering, STS has undertaken with Chartered and the Underwriters to subscribe in full for the STS Pro Rata Shares.
In addition, STS has entered into a standby purchase agreement (“Standby Purchase Agreement”) with the Underwriters, pursuant to which STS has agreed to subscribe for the STS Committed Rights Shares. The number of STS Committed Rights Shares will be reduced by the number of STS Pro Rata Shares and any other excess Rights Shares which STS acquires.
In consideration of STS’ standby purchase commitment, the Underwriters will, in proportion to their respective underwriting commitments, pay STS a fee (“Standby Purchaser Fee”) of:

(1)	1.75% of the Rights Share Price multiplied by the number of STS Pro Rata Shares; and

(2)	2.25% of the Rights Share Price multiplied by the number of STS Committed Rights Shares less the number of STS Pro Rata Shares.
As required by Nasdaq rules, the payment of the Standby Purchaser Fee is subject to approval by shareholders of Chartered. This approval will be sought from shareholders at an extraordinary general meeting (“EGM”) to be convened after the completion of the Rights Offering, which is expected to be held immediately after, and on the same date as, the next annual general meeting of Chartered scheduled for April 30, 2009. Such payment requires the approval of a majority of Chartered’s shareholders present and voting (including by proxy) at the EGM. As a shareholder of Chartered, STS will be able to participate and vote at the EGM. Therefore, the requisite shareholder approval for payment of the Standby Purchaser Fee will be obtained if STS votes its Shares in favour of such payment.
Neither the Rights Offering or the completion thereof, nor the underwriting commitment of the Underwriters under the Underwriting Agreement or the standby purchase commitment of STS under the Standby Purchase Agreement, are conditional upon shareholder approval being obtained. If such approval is not obtained, the entire Standby Purchaser Fee will not be payable and accordingly, an amount equivalent to the Standby Purchaser Fee will not be paid as part of the Underwriting Commission and will be retained by Chartered.
Board Confirmations
In light of recent periods of market stress and volatility, the Board believes that it is important for the Rights Offering to be fully underwritten. The Board has considered the terms of the Underwriting Agreement and is unanimously of the view that they have been entered into on an arm’s length basis and are on normal commercial terms.
In considering the structure of the underwriting of the Rights Offering, the Board noted that the Underwriters have confirmed to the Board that:
(1)	they had requested STS to enter into an agreement to act as a standby purchaser in respect of the Rights Shares being offered for subscription under the Rights Offering; and

(2)	they will not underwrite the Rights Offering unless, among other things, STS enters into the standby purchase agreement referred to in sub-paragraph (1) above.
Further, the Board noted that STS, in undertaking to accept its pro rata entitlements in full, will be foregoing its ability to trade any such entitlements and will be assuming market risks for the entire Rights Offering period. Additionally, the Standby Purchase Agreement is a separate arrangement between STS and the Underwriters, and the Standby Purchaser Fee payable to STS thereunder will be borne by the Underwriters and will not lead to additional costs to Chartered over and above the Underwriting Commission payable to the Underwriters. Accordingly, the Board (including the independent directors) is unanimously of the view that the terms of the Standby Purchase Agreement are fair and not prejudicial to the interests of Chartered and its minority shareholders and have been entered into on an arm’s length basis and are on normal commercial terms.
Lock-up
Under the Underwriting Agreement, Chartered has agreed that it will not, among other things, issue any new Shares for a period of 180 days from the date of the lodgment of the Singapore Offer Information Statement (as defined below) without the Underwriters’ prior consent, such consent not to be unreasonably withheld. This restriction shall not prohibit Chartered from issuing new Shares pursuant to the exercise of Employee Share Options or the vesting of Employee Share Awards (as defined below), the conversion of CRPS or the exercise of the GS Call Option. In addition, this restriction shall not apply to any strategic transaction (or public announcement thereof) involving Chartered or any of its affiliates. For the avoidance of doubt, such a transaction may take many forms, including, without limitation, a sale of Shares, sale of assets, acquisition, merger or joint venture.
Listing Approval
The SGX-ST has given its in-principle approval for the listing and quotation of all the Rights Shares on the Main Board of the SGX-ST, subject principally to certain conditions relating to the standby purchase arrangement with STS, all of which have been complied with as set out in this announcement. Such approval should not be taken as an indication of the merits of Chartered, its subsidiaries, the Shares, the Rights Offering, Rights Shares or the Rights ADSs.
Nasdaq has also given its approval for the listing and quotation of the ADS Rights on the Nasdaq Global Select Market under the symbol “CHRTR” during the ADS Rights trading period.
Notice of Books Closure Date and ADS Record Date
Notice is hereby given that the Transfer Books and the Register of Members of Chartered will be closed at 5.00 p.m. (Singapore time) on the Books Closure Date, March 18, 2009, for the purpose of determining the provisional allotments of Rights Shares to shareholders under the Rights Offering.
Notice is hereby given that the ADS depositary facility will be closed for the deposit of Shares and the cancellation of ADSs from 9.00 a.m. to 5.00 p.m. (New York time) on the ADS Record Date, March 18, 2009, for the purpose of determining the Rights ADS entitlements of ADS holders under the Rights Offering.
Indicative Timetable
The timetables for the Rights Offering of Rights Shares and Rights ADSs are set out in Appendix 1 to this announcement — these timetables are indicative only and any changes thereto will be publicly announced through a press release or announcement submitted to the United States Securities and Exchange Commission (“SEC”) via a report on Form 6-K and posted on the Internet at the SGX-ST’s website at http://www.sgx.com.

Eligibility to Participate in Rights Offering
The following holders of Shares will be provisionally allotted Rights Shares:
(1)	holders with Shares standing to the credit of their securities accounts (“Securities Accounts”) with The Central Depository (Pte) Limited (“CDP”) and whose registered addresses with CDP is in Singapore or the United States as at the Books Closure Date or who have, at least three market days prior to the Books Closure Date, provided CDP with addresses in Singapore or the United States for the service of notices and documents (“Entitled Depositors”); and

(2)	holders of Shares whose share certificates have not been deposited with CDP and who have tendered to the share registrar of Chartered, M & C Services Private Limited (“Share Registrar”), valid transfers of their Shares and the certificates relating thereto for registration up to the Books Closure Date and whose registered addresses with the Share Registrar are in Singapore or the United States as at the Books Closure Date or who have, at least three market days prior to the Books Closure Date, provided the Share Registrar with addresses in Singapore or the United States for the service of notices and documents (“Entitled Scripholders”).
Notwithstanding the foregoing, investors should note that the offer, sale, exercise or acceptance of, or the subscription for, the Share Rights, the ADS Rights, Rights Shares or Rights ADSs to or by persons located or resident in jurisdictions other than Singapore and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. Crediting of Share Rights to any securities account, the receipt of any provisional allotment of Rights Shares, the receipt of any ADS Rights certificate or receipt of this announcement, the Singapore Offer Information Statement (as defined below), the prospectus supplement or accompanying prospectus referred to below or any document relating to the Rights Offering, will not constitute an offer or sale in those jurisdictions in which it will be illegal to make such offer or sale, or where such offer or sale will otherwise violate the securities laws of such jurisdictions or be prohibited. Chartered reserves absolute discretion in determining whether any holder of Chartered’s ADSs or Shares located or resident outside Singapore and the United States may participate in the Rights Offering.
Offering Document
Full details of the terms and conditions of the Rights Offering will be set out in the following offering documents which will be despatched to eligible shareholders of Chartered (comprising the Entitled Depositors and Entitled Scripholders referred to above) and eligible ADS holders:
(1)	To Eligible Shareholders in Singapore: a prospectus supplement, an accompanying prospectus and an instructions booklet for participation in this Rights Offering to Chartered’s shareholders (collectively, “Singapore Offer Information Statement”) to be lodged as an offer information statement under Section 277 of the Securities and Futures Act, Chapter 289 of Singapore with the Monetary Authority of Singapore in connection with the Rights Offering, and the relevant application form for subscription for the Rights Shares.

(2)	To Eligible Shareholders Outside Singapore and to Eligible ADS holders: a prospectus supplement filed with the SEC under Rule 424(b)(5) of the Securities Act of 1933, as amended,

an accompanying prospectus, an ADS Rights certificate and an instructions booklet for ADS Rights certificates representing ADS Rights of Chartered.
Share Consolidation
Subsequent to the completion of the Rights Offering, Chartered proposes to seek shareholders’ approval at the EGM to consolidate the number of its Shares in issue (“Share Consolidation”) as at a books closure date to be determined on the basis that every ten existing Shares will be consolidated into one Share. In accordance with Chartered’s articles of association, the Share Consolidation will become effective only if, and after, it is approved by shareholders at the EGM. Accordingly, the Share Consolidation will become effective only after the Rights Offering has been completed, and the Shares (directly or in the form of ADSs) offered pursuant to the Rights Offering are being offered on the basis of holdings of Shares prior to the Share Consolidation.
Chartered is proposing the Share Consolidation to help reduce certain fixed costs and volatility in the trading of the Company’s Shares on the SGX-ST, as well as to mitigate the risks of Chartered being delisted from Nasdaq on account of the trading price per ADS falling below US$1 over a sustained period of time.
Further details on the Share Consolidation will be set out in the proxy statement to be issued accompanying the notice calling for the EGM.
Currently, each ADS is represented by ten Shares and Chartered intends to maintain this ratio after the Share Consolidation.
Adjustments to Employee Share Options, Employee Share Awards, CRPS and GS Call Option
Chartered will make adjustments to the exercise price of and/or number of Shares issuable upon the exercise of or vesting of outstanding Employee Share Options or Employee Share Awards to take into account the Rights Offering so that holders of such options and awards will not be adversely affected thereby. Details of such adjustments will be communicated separately to such holders.
As of the date hereof, there are 28,350 outstanding CRPS, each with a principal amount of US$10,000, which are convertible into 325.2 million new Shares at the conversion price of US$0.8719 per Share. Under the terms of the CRPS, such conversion price is required to be adjusted on account of the Rights Offering. As permitted under the terms of the CRPS, the definitive adjusted conversion price will be determined on the last date of the subscription period under the Rights Offering and will take effect retrospectively with effect from the Books Closure Date. Holders of CRPS will be notified of such adjustments separately.
As of the date hereof, Goldman Sachs International has an option to subscribe for 214.8 million new Shares at an exercise price of US$1.408 per Share under the GS Call Option. Under the terms of the GS Call Option, the strike price and/or the number of Shares issuable under the GS Call Option are subject to adjustments on account of the Rights Offering. Such adjustments will be made by Goldman Sachs International, acting as calculation agent.

Following the approval of Chartered’s shareholders of the Share Consolidation at the EGM, further adjustments will also have to be made to the securities described above to take into account the Share Consolidation.
Issued by
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
March 9, 2009
Singapore

Notes:

[1]	The theoretical ex-rights price of the Shares refers to the expected market price of the Shares following the issuance of the Rights Shares, computed as the weighted average of the last traded price of the Shares on the SGX-ST on March 9, 2009 and the Rights Share Price based on the number of Shares outstanding before the Rights Offering and the total number of Rights Shares to be issued pursuant to the Rights Offering. The theoretical ex-rights price of the ADSs has been determined on the same basis, except that it was computed based on the closing price of the ADSs on Nasdaq on March 6, 2009.

[2]	Debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and CRPS, and dividing such amount by its total shareholders’ equity. Adjusted debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and CRPS, and dividing such amount by the sum of its total shareholders’ equity and the estimated net proceeds from the Rights Offering.

Net debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and CRPS, deducting the amount of Chartered’s cash balance, and dividing such amount by its total shareholders’ equity. Adjusted net debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and CRPS, deducting the amount of Chartered’s cash balance (including the estimated net proceeds from the Rights Offering), and dividing such amount by the sum of its total shareholders’ equity and the estimated net proceeds from the Rights Offering.

[3]	All references to the percentages of Rights Shares covered by the underwriting, undertaking and standby purchase and undertaking arrangements are determined based on the total number of issued Shares as at the date of this announcement.

[4]	Chartered also has certain outstanding employee share awards (“Employee Share Awards”), all of which will vest after the Books Closure Date.

Important Notice
Chartered has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Chartered has filed with the SEC for more complete information about Chartered and the Rights Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chartered, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free in the U.S. on +1-800-584-6837.
Safe Harbor Statement under the provisions of the U.S. Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, include without limitation, statements relating to Chartered’s capital position and improved debt to equity leverage ratios following the Rights Offering, its technology roadmap and planned growth strategy, customers’ confidence and commitment towards Chartered, the reasons for the offering and use of proceeds, Chartered’s outlook for the three months ending March 31, 2009, the Share Consolidation and adjustments to be made to the strike price and number of Shares issuable under the GS Call Option. These statements reflect Chartered’s current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Although Chartered believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Chartered can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in Chartered’s 2008 annual report on Form 20-F filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. Chartered undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “US$” are to United States dollars, the lawful currency of the United State of America, and references to “S$” are to Singapore dollars, the lawful currency of the Republic of Singapore.

Appendix 1
Indicative Timeline

ADS Rights	2009 (New York City time)

ADS trade ex-rights	9:30 a.m. on March 16, 2009

Record date for determining entitlements to ADS Rights*	5:00 p.m. on March 18, 2009

Trading in ADS Rights on Nasdaq commences	9:30 a.m. on March 23, 2009

Dispatch of prospectus supplement and ADS Rights certificates to eligible ADS holders	On or about March 23, 2009

ADS subscription period commences	March 23, 2009

Last date for exchanging ADS Rights for Share Rights to be traded in Singapore	March 25, 2009

Last date and time for instructing the ADS Rights agent to sell the ADS Rights on Nasdaq	5:00 p.m. on March 27, 2009

Last date and time for trading in ADS Rights on Nasdaq	4:00 p.m. on March 31, 2009

Last date for exchanging ADS Rights for Share Rights to be exercised in Singapore	March 31, 2009

Last date and time to exercise your ADS Rights and subscribe for Rights ADSs	5:00 p.m. on April 3, 2009

Last date and time to subscribe and pay for excess ADSs pursuant to applications for excess ADSs	5:00 p.m. on April 3, 2009

Listing and commencement of trading in Rights ADSs on Nasdaq	On or about April 16, 2009

Expected date for distribution of Rights ADSs	On or about April 17, 2009

*	Please note that during the period from 9:00 a.m. to and including 5:00 p.m., New York City time, on March 18, 2009 (9:00 p.m. to 5:00 a.m., Singapore time, on March 19, 2009), the depositary facility pursuant to which ADSs are issued will be closed for the deposit of Shares and the cancellation of ADSs for the withdrawal of Shares.

Share Rights	2009 (Singapore time)

Shares trade ex-rights	9:00 a.m. on March 16, 2009

Share Rights	2009 (Singapore time)

Books closure date for determining entitlements to Share Rights	5:00 p.m. on March 18, 2009

Trading in Share Rights on the SGX-ST commences	9:00 a.m. on March 23, 2009

Dispatch of Singapore Offer Information Statement and application forms and letters to eligible shareholders	On or about March 23, 2009

Rights Shares subscription period commences	March 23, 2009

Last date for exchanging Share Rights for ADS Rights to be traded in the U.S.	March 25, 2009

Last date for exchanging Share Rights for ADS Rights to be exercised in the U.S.	March 30, 2009

Last date and time for splitting provisional allotment letters for Entitled Scripholders	5:00 p.m. on March 31, 2009

Last date and time for trading in Share Rights on the SGX-ST	5:00 p.m. on March 31, 2009

Last date and time for Entitled Scripholders to exercise Share Rights and accept and pay for Rights Shares	5:00 p.m. (9:30 p.m. for electronic applications*) on April 6, 2009

Last date and time for renunciation of rights and payment for Rights Shares pursuant to the exercise of Share Rights by Entitled Scripholders	5:00 p.m. on April 6, 2009

Last date and time to subscribe and pay for excess Rights Shares	5:00 p.m. (9:30 p.m. for electronic applications*) on April 6, 2009

Expected date for issuance of Rights Shares and delivery of Rights Shares certificates to CDP	On or about April 15, 2009

Expected date for listing and commencement of trading in Rights Shares on the SGX-ST	On or about April 16, 2009

* Subject to confirmation of the participation of the banks which Chartered intends to invite to provide electronic acceptance and/or application services for the Rights Offering.